Exhibit 99.1

BTQ Technologies Provides Q2 2026 Corporate Update Highlighting Commercial Progress Across Trusted Quantum Technologies Platform

VANCOUVER, BC, Aug. 14, 2026 /CNW/ -- BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global technology company building the trust infrastructure for the quantum era, today provided its corporate update for the second quarter of 2026, highlighting progress across its four core business lines: QCIM, QPerfect, Quantum Secure Systems & Networks ("QSSN"), and Bitcoin Quantum.

During the quarter, BTQ continued moving from technology validation toward commercial execution. The Company completed its acquisition of QPerfect, expanded commercial engagements across its quantum software and financial infrastructure businesses, advanced QSSN toward production deployment, and brought key components of the Bitcoin Quantum network to mainnet readiness.

Across the broader platform, BTQ is increasingly focused on translating its technical capabilities into defined products, customer engagements, commercial deployment models, and recurring revenue opportunities.

Where BTQ Fits: Building Trusted Quantum

BTQ is building trusted quantum technologies.

The Company believes the transition toward quantum computing will require more than increases in computational capability. Quantum systems will operate alongside the traditional computing infrastructure that already moves money, identity, communications, and access across the global economy.

For quantum technologies to become broadly useful across financial services, governments, telecommunications, defense, AI, and critical infrastructure, the systems connecting classical and quantum computing will need to remain secure, resilient, interoperable, and trustworthy.

That challenge exists both before and after fault-tolerant quantum computing arrives.

Today's cryptographic infrastructure must migrate toward post-quantum security without disrupting the devices, networks, and financial systems that depend on it. At the same time, emerging quantum infrastructure requires new software, security architecture, validation systems, and control technologies capable of translating quantum capability into practical and trusted applications.

BTQ's strategy is organized across three interconnected network layers:

Silicon Networks

Crypto-agile hardware that anchors trust at the silicon layer and extends it through continuous attestation, AI-assisted patching, and trusted device measurement.

QCIM serves as the foundation of BTQ's Silicon Networks strategy, providing hardware-rooted post-quantum security designed to protect connected devices and critical systems as cryptographic standards and threats evolve.

Blockchain Networks

Trust infrastructure for regulated digital money, institutional settlement, and post-quantum migration across Bitcoin and public blockchain networks.

QSSN and Bitcoin Quantum form BTQ's Blockchain Networks layer.

QSSN is designed to provide post-quantum infrastructure for regulated digital money, stablecoins, tokenized deposits, and institutional settlement, while Bitcoin Quantum provides a live environment for demonstrating and advancing the migration of decentralized blockchain networks toward post-quantum security.

Quantum Accelerated Networks

Security architecture for quantum infrastructure, from emulation and validation to adversarial testing, procurement standards, and verifiable deployment models.

Through MIMIQ™, One-Shot Signatures ("OSS"), and QLU™, BTQ is developing software, validation, and control infrastructure required to build, test, and ultimately deploy trusted quantum systems.

Together, these three network layers define BTQ's Building Trusted Quantum strategy: establishing trust at the silicon layer, extending it across digital and blockchain networks, and carrying that trust forward into quantum-accelerated infrastructure.

BTQ executes this strategy through four principal business lines:

Quantum Secure Systems & Networks (QSSN / Digital Assets): Securing the digitization of the world's fiat money supply through post-quantum infrastructure for the transfer, settlement, validation, and issuer control of stablecoins, tokenized deposits, digital assets, and other forms of regulated digital money.

QCIM Hardware Acceleration and Secure Elements: Delivering crypto-agile post-quantum security at the silicon layer to help governments, enterprises, and device manufacturers remain secure and adaptive as cryptographic standards evolve.

QPerfect / Neutral Atom Platforms: Following completion of BTQ's acquisition of QPerfect, the business adds critical software and technologies for quantum emulation, digital twins, validation, and logical quantum computing, supporting customers seeking to design, test, and ultimately deploy applications across increasingly capable quantum hardware.

Bitcoin Quantum: What the Company believes to be a leading production-grade quantum-safe Bitcoin implementation, designed to demonstrate how Bitcoin and other decentralized blockchain systems can migrate toward post-quantum cryptography while creating infrastructure for a quantum-secure digital asset ecosystem.

The Company's broader platform remains aligned with emerging cryptographic standards and regulatory initiatives globally. QSSN has previously been referenced in the Post-Quantum Financial Infrastructure Framework ("PQFIF") submitted to the SEC, while BTQ continues to participate in standards development and industry initiatives through QuINSA. The framework was developed independently by industry participants and does not represent SEC guidance, approval, or endorsement.

"Q2 represented an important transition for BTQ as we continued moving from technology validation toward commercial execution," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "We completed the acquisition of QPerfect, expanded customer and institutional engagements across multiple markets, advanced QSSN toward production deployment, and brought Bitcoin Quantum infrastructure to mainnet readiness. Our strategy is increasingly centered on Building Trusted Quantum: establishing trust at the silicon layer, extending it across digital networks, and ultimately carrying that trust into quantum-accelerated infrastructure. We believe this gives BTQ a differentiated position across both the post-quantum transition underway today and the quantum computing markets developing for tomorrow."

State of the Market

Global urgency around post-quantum migration continued through the first half of 2026 as governments, standards bodies, financial institutions, and critical infrastructure operators moved from awareness toward inventory, planning, testing, and early implementation.

Formal migration roadmaps across major jurisdictions continue to establish long-term expectations for organizations to identify cryptographically vulnerable systems, develop transition strategies, and begin migrating critical infrastructure toward post-quantum standards.

Financial services remain a particularly relevant area because banking infrastructure, tokenized money, stablecoins, digital assets, and long-life transaction records depend heavily on cryptographic trust.

BTQ believes this creates a significant opportunity for infrastructure providers capable of helping institutions bridge existing financial and computing systems with next-generation quantum-secure architectures.

At the same time, development across the broader quantum computing ecosystem continues to progress across hardware modalities, quantum simulation, software, fault-tolerant computing, and hybrid quantum-classical workflows.

BTQ believes these trends create two distinct but interconnected requirements: protecting today's digital infrastructure against emerging quantum risks while building the technologies required to make future quantum infrastructure trusted and commercially useful.

The Company's Building Trusted Quantum strategy is designed around that convergence.

QPerfect / Quantum Accelerated Networks

The second quarter marked an important inflection point for QPerfect as BTQ completed its previously announced acquisition and began integrating the business more directly into the Company's commercial strategy.

QPerfect forms a central component of BTQ's Quantum Accelerated Networks layer and is increasingly focused on translating its quantum software, emulation, validation, and fault-tolerant computing capabilities into commercial products and customer deployments.

As of Q2, QPerfect's commercial pipeline included approximately 16 organizations across five countries, reflecting engagement across enterprise customers, quantum computing providers, research institutions, and government-supported programs.

The commercial strategy is organized around three primary product lines: MIMIQ™, Digital Twin, and Quantum Logic Unit ("QLU™").

MIMIQ™: Expanding the Commercial Model

MIMIQ™ is QPerfect's quantum emulation platform and currently represents the most commercially mature component of the QPerfect product stack.

During Q2, QPerfect advanced a multi-channel commercial strategy spanning enterprise software, on-premises deployments, Quantum Computing-as-a-Service ("QCaaS") distribution, international expansion, and strategic partnerships.

A major milestone during the period was the launch of MIMIQ™ On-Premises, extending QPerfect's platform beyond cloud-based workflows and allowing customers to operate the software within local computing environments.

The on-premises offering is designed for enterprises, governments, research institutions, and other organizations whose security, confidentiality, data-sovereignty, or infrastructure requirements may limit the use of public cloud environments.

QPerfect also continued expanding its QCaaS distribution strategy during the quarter.

Its collaboration with SDT Inc. is now in production in South Korea, providing customers access to MIMIQ™-powered quantum emulation through SDT's QUREKA platform.

QPerfect is also expanding platform accessibility through additional ecosystem providers including qBraid and Scaleway, broadening the distribution channels through which developers and institutions can access MIMIQ™.

The Company believes the combination of direct enterprise licensing, on-premises deployments, and third-party cloud distribution provides multiple commercial pathways for MIMIQ™ while addressing different customer requirements.

During Q2, QPerfect also advanced several major commercial proposals in South Korea, building on the presence established through SDT and related ecosystem activities.

International expansion remains another core component of QPerfect's strategy.

Through the France 2030 Export program, QPerfect is pursuing a multi-year strategy designed to expand commercial activity outside France and establish new customer relationships across targeted international markets.

Two country initiatives have now been confirmed:

Saudi Arabia: Market-development activities targeted for summer 2026.

Vietnam: Market-development activities targeted for fall 2026.

These initiatives complement QPerfect's existing activities across France, the broader European market, and South Korea.

From a technical standpoint, the Company continues to advance the underlying capabilities of MIMIQ™, including its tensor-network simulation technologies. QPerfect's near-term strategy, however, is increasingly focused on translating those capabilities into enterprise deployments, commercial partnerships, and recurring software revenue.

Digital Twin: Connecting Simulation to Real Quantum Hardware

QPerfect's Digital Twin platform is designed to create hardware-accurate software representations of quantum computers, allowing users to develop and validate algorithms against the characteristics of specific physical systems before executing workloads directly on quantum hardware.

During Q2, QPerfect continued development work with the University of Strasbourg and CESQ around the aQCess neutral-atom quantum computing initiative.

The project includes development of a hardware-accurate Digital Twin of France's first publicly accessible neutral-atom quantum platform using MIMIQ™.

The initiative represents an important step in QPerfect's strategy to connect software simulation and validation directly with operating quantum hardware.

QPerfect is targeting completion of a full Digital Twin capable of testing against an actual quantum computer by the end of 2026.

The Company believes successful validation against physical hardware could expand the role of Digital Twin technology across quantum computer manufacturers, research institutions, government programs, and developers building applications for neutral-atom systems.

Quantum Logic Unit: Building Toward Fault-Tolerant Quantum Computing

The Quantum Logic Unit remains an earlier-stage component of QPerfect's product roadmap and is focused on the technologies required to manage logical qubits and ultimately enable fault-tolerant quantum computation.

During the quarter, QPerfect continued advancing research around fault-tolerant architectures and logical quantum operations.

The team has filed two patents and continued publishing research supporting its work in fault-tolerant quantum computing.

QPerfect has completed a prototype of the QLU™, which will support the delivery in April 2027 of a design blueprint describing how BTQ's One-Shot Signatures could be executed on future fault-tolerant neutral-atom quantum computers. Development of the QLU™ itself remains on track for a first release by the end of 2027.

BTQ views the QLU™ as an important longer-term component of its Quantum Accelerated Networks strategy, potentially providing part of the software and control infrastructure required to translate increasingly capable quantum hardware into reliable algorithmic execution.

This includes the longer-term objective of enabling algorithms such as BTQ's One-Shot Signatures to operate on quantum hardware.

QPerfect Business Model

QPerfect is developing a commercial model across several complementary channels, including:

  Enterprise and institutional software licensing
  MIMIQ™ On-Premises deployments
  QCaaS distribution
  Strategic and technical integrations
  Partnerships with quantum hardware providers
  Research and government-supported development programs

BTQ believes this model gives QPerfect the ability to commercialize software capabilities available today while maintaining exposure to the longer-term development of fault-tolerant quantum computing.

Outlook

For the second half of 2026, QPerfect intends to focus on expanding its active commercial pipeline, growing MIMIQ™ On-Premises adoption, increasing distribution through QCaaS partners, and advancing its international go-to-market strategy.

The Company also expects to continue development of the aQCess Digital Twin, with the objective of testing the platform against real neutral-atom hardware by year-end.

Across the broader organization, QPerfect continues to benefit from a portfolio of grants, research collaborations, intellectual property development, and academic publications that provide third-party validation of its technical capabilities while supporting commercialization.

Quantum Secure Systems & Networks / Blockchain Networks

QSSN continued progressing from proof-of-concept validation toward commercial deployment during Q2 2026.

The platform is designed to provide trust infrastructure for regulated digital money and institutional settlement, including stablecoins, tokenized deposits, and other blockchain-based financial infrastructure.

BTQ's go-to-market strategy is centered on establishing proof-of-concept engagements with financial institutions and blockchain ecosystems, validating QSSN under real-world workloads, and converting successful deployments into recurring production infrastructure.

During Q2, QSSN advanced each stage of that strategy.

South Korea

During the quarter, QSSN was selected as a core post-quantum technology provider for one of South Korea's first bank-led KRW stablecoin proof-of-concept initiatives involving iM Bank and Finger.

The initiative builds on BTQ's Korean ecosystem developed across 2025 and early 2026 and extends QSSN more directly into banking and regulated digital-money infrastructure.

BTQ's broader South Korean ecosystem includes relationships across banking, payments, enterprise infrastructure, and hardware security, including Finger, iM Bank, Danal, Daou Data, and Keypair.

During Q2, QSSN also surpassed 100,000 transactions processed on mainnet, demonstrating sustained operation of the platform across real-world workloads.

BTQ believes this represents an important progression from initial pilot validation toward demonstrating the operational capacity required for broader production deployment.

Expanding Beyond Korea

A key Q1 objective for QSSN was to expand its commercial pipeline beyond South Korea.

During Q2, BTQ established early commercial engagements with U.S.-based customers, representing initial progress toward building an international pipeline for QSSN.

The Company also deepened engagement with major blockchain foundations and entered discussions regarding the potential provision of core post-quantum infrastructure across their respective ecosystems.

BTQ also continues discussions involving the Kaia ecosystem regarding potential progression toward production deployment.

The Company believes blockchain foundations can represent an additional distribution pathway for QSSN because infrastructure-level integration can potentially extend post-quantum security across broader application, developer, wallet, and transaction ecosystems.

QSSN Business Model

BTQ is building QSSN around three primary potential revenue streams:

Advisory and Integration Fees: Revenue associated with designing, implementing, and integrating post-quantum infrastructure within financial institutions, blockchain ecosystems, and digital asset platforms.

Recurring Validator Node Licensing: Recurring software and infrastructure licensing associated with operating QSSN validator infrastructure.

Transaction-Based Validation Fees: Usage-based revenue tied to transactions validated through QSSN infrastructure.

BTQ believes this model creates the potential to combine upfront implementation revenue with recurring infrastructure and transaction-based revenue as deployments scale.

Outlook

For the second half of 2026, BTQ intends to continue advancing the iM Bank initiative toward potential production deployment and expand its proof-of-concept pipeline across Korean banking and fintech institutions.

The Company also intends to progress discussions with Kaia and other blockchain ecosystems toward potential production deployments while continuing to expand the QSSN pipeline outside South Korea.

Standards development remains another component of the QSSN strategy. BTQ expects to continue advancing post-quantum financial infrastructure initiatives through QuINSA and related industry forums.

The Company's broader objective is to establish a repeatable commercial model in Korea and use that framework to support expansion into additional regulated financial and blockchain markets.

Bitcoin Quantum / Blockchain Networks

Bitcoin Quantum continued advancing from testnet development toward commercial launch during Q2 2026.

Following rapid network expansion and protocol development during Q1, BTQ's focus during the second quarter shifted toward security validation, operational readiness, institutional infrastructure, and go-to-market preparation.

Security and Mainnet Readiness

During Q2, BTQ completed a full internal security audit of the Bitcoin Quantum core protocol.

The Company also engaged Boosty Labs to conduct Bitcoin Quantum's first external security audit. Boosty Labs brings experience across proof-of-work infrastructure and Bitcoin Core development.

BTQ intends to publish the external audit results following completion.

During the quarter, the development team shipped four Bitcoin Quantum releases and brought the Company's mining and hosting infrastructure to mainnet readiness.

These milestones build on the technical progress achieved during Q1, when Bitcoin Quantum deployed its post-quantum Bitcoin architecture and scaled its test network to more than 75 miners, more than 300,000 blocks mined, and more than 150 open-source contributors.

BTQ is currently targeting a late 2026 go-to-market launch for Bitcoin Quantum.

The Company intends to position Bitcoin Quantum as quantum-safe digital gold, combining the proof-of-work model and digital scarcity associated with Bitcoin with a network architecture designed around post-quantum cryptography.

BTQ believes growing attention around quantum risk across the Bitcoin ecosystem further underscores the need for credible migration paths that can be tested under real network conditions.

Institutional Infrastructure

During Q2, BTQ also began developing institutional infrastructure around the Bitcoin Quantum ecosystem.

The Company advanced discussions regarding professional market making and institutional custody for a wrapped Bitcoin Quantum asset.

A wrapped asset strategy could enable Bitcoin Quantum exposure to move across additional blockchain environments while creating new potential distribution and liquidity channels.

BTQ expects to advance this strategy with a selected launch venue during the second half of the year.

For broader token price discovery, the Company's planned sequence is to establish a liquid spot market first, followed by perpetual contract availability across decentralized and centralized trading venues.

These initiatives remain subject to completion of applicable technical, commercial, regulatory, and counterparty requirements.

Bitcoin Quantum Business Model

Bitcoin Quantum is being developed around an asset- and protocol-based business model with three principal components:

Treasury: Strategic ownership and management of Bitcoin Quantum-related digital assets.

Company Mining Operations: Participation in network economics through Company-operated mining infrastructure.

Ecosystem Value: Potential revenue associated with infrastructure surrounding the network, including wrapped asset issuance, bridging, and related ecosystem services.

BTQ believes this structure creates multiple ways for the Company to participate economically in both the Bitcoin Quantum network itself and infrastructure developed around the broader ecosystem.

Outlook

For the second half of 2026, BTQ's immediate priority is completion of Bitcoin Quantum's first external security audit and publication of the results once available.

In parallel, the Company intends to advance its wrapped asset strategy, institutional custody and market-making relationships, and launch infrastructure.

BTQ continues to target a late 2026 go-to-market launch, subject to completion of security, infrastructure, regulatory, and market-readiness requirements.

Following launch, the Company intends to pursue broader liquidity and price discovery through spot market infrastructure, followed over time by potential perpetual contract availability across decentralized and centralized markets.

QCIM / Silicon Networks

QCIM forms the foundation of BTQ's Silicon Networks strategy: crypto-agile hardware designed to anchor trust at the silicon layer and remain adaptable as cryptographic standards and threats evolve.

BTQ originally designed QCIM around crypto agility in response to increasingly fragmented post-quantum and cryptographic roadmaps across jurisdictions and industries. That design decision has become more relevant as AI-powered offensive security tools are increasingly used to identify novel attacks against existing cryptographic systems. BTQ believes this environment will require widespread, crypto-agile and side-channel-secure acceleration across connected devices, rather than hardware tied to a single cryptographic standard.

QCIM is designed to address that requirement by supporting multiple classical and post-quantum algorithms within a common hardware architecture. The platform is currently embedded within a secure enclave, supports the CNSA 2.0 cryptographic suite, and has demonstrated the ability to extend side-channel security to new algorithms through software updates. Additional security analysis is underway as part of the upcoming Beta Release.

Productization and Tape-Out

The QCIM architecture is now progressing through tape-out and toward commercial availability across three product formats.

FPGA IP: Following delays related to additional security work, BTQ expects the FPGA IP Beta Release imminently. Updated performance figures are expected alongside or shortly following the Beta Release.

ASIC IP: Targeted for availability in Q1 2027. BTQ has completed its first design-in process and initial tape-out.

Standalone Chips: Initial samples are expected in Q1 2027, followed by a targeted production tape-out in Q2 2027 and validation in Q4 2027.

These formats are intended to provide multiple commercialization pathways, ranging from early FPGA evaluation and licensable ASIC IP to standalone secure silicon.

QCIM Sneak Peek

The QCIM team nears the release of its v0.1.0 Beta. The team is sharing preliminary performance figures for the first time while they continue security and reliability testing for an official release.

The novel compute-in-memory architecture is designed to preserve the main advantages of ASIC crypto accelerators by being more performant and side-channel secure than generic microcontrollers, while also making it possible to upgrade the device with new algorithms that keep the floorplan small with the same security guarantees.

Under BTQ's current internal benchmarking methodology, select preliminary internal performance estimates show improvements over optimized cryptographic algorithms running on Cortex M4 MCU hardware, with a 2-3x cycle/gate improvement on ML-KEM-1024 on encapsulation, decapsulation, and key generation operations, a 3x cycle/gate improvement on AES-256-CTR symmetric encryption, and a 14x cycle/gate improvement on SHA3-256. These estimates have been tested in simulation and on FPGA, and indicate the QCIM architecture is capable of achieving crypto-engine efficiency for multiple algorithms in a single compact design.

In addition, the QCIM architecture with masking settings has successfully demonstrated resistance to 1M trace TVLA tests on AES-128 on FPGA hardware. This is a significant milestone towards achieving generic side-channel security features expected by Common Criteria and FIPS 140-3 compliance. These masking techniques will make it possible to support future algorithms while preserving side-channel protection, a first-of-its-kind technique that will allow full cryptographic algorithm upgrades in software without sacrificing security standards expected from hardware roots-of-trust.

As the team completes development of the core algorithmic suite, the team will begin the process of optimizing and further securing the drivers and kernels, and adding new algorithms that take full advantage of QCIM's crypto agile capabilities.

Platform Security Team

BTQ recognizes the burgeoning threat of AI cyberoffensive tools to cryptography, device security, and a device vendor's ability to be the security authority on their own product line. These challenges affect Root-of-Trust hardware and secure enclaves in every device. The existential threats to trust are expanding, and this will increase the responsibility for QCIM's ability to deliver safe, mass-market, trusted components by the time quantum computers become powerful enough to break classical encryption.

BTQ is happy to announce a new key member to the team, Dr. Michael Grace, to assist the QCIM team in this mission with a new QCIM Platform Security initiative. Dr. Grace brings deep experience as one of the founding members of the Samsung Fort KNOX team, securing billions of the company's mobile devices and services, in addition to past leadership experience on Google's Android team.

QCIM Platform Security will bring necessary software utilities and tools to help device vendors and network administrators utilize QCIM to its fullest in real-world devices. In addition, this new initiative will improve the capabilities of QCIM to bring elite platform security features to mass-market devices as third-party IP.

ICTK and ITRI

BTQ continues to advance the global QCIM chip roadmap alongside ICTK and ITRI.

Subsequent to quarter end, BTQ and ICTK completed the design of a next-generation security chip integrating QCIM with ICTK's VIA PUF™ technology. Within the combined architecture, QCIM provides crypto-agile cryptographic acceleration while VIA PUF provides hardware-derived identity and authentication, together supporting a broader hardware-rooted security platform.

BTQ and ITRI also subsequently completed the first technical milestone in their collaboration, validating the QCIM core within a TSMC 28-nanometre design environment and demonstrating accelerated execution of cryptographic operations associated with FIPS 203, FIPS 204, and FIPS 205 under demanding operating conditions. The program is now advancing into module-level integration, verification, and validation.

Outlook

BTQ's near-term priorities are to release the FPGA IP Beta and performance figures, continue security and side-channel analysis, advance ASIC IP toward Q1 2027 availability, and progress standalone silicon toward first samples in Q1 2027.

Across the broader roadmap, BTQ intends to continue its development programs with ICTK and ITRI while advancing design-in and commercialization discussions across defense, industrial, automotive, IoT, Physical AI, payments, telecommunications, digital assets, and other connected infrastructure.

BTQ's objective is to establish QCIM as a crypto-agile, side-channel-secure hardware platform for the post-quantum and AI era, allowing cryptographic protection to evolve through software rather than requiring hardware replacement as standards and threats change.

Financial Overview and Shelf Registration

The Company ended Q2 2026 with a cash balance of C$9,729,250.

The Company continues to allocate capital across product development, commercialization, strategic partnerships, and market expansion.

A base shelf prospectus registration remains in place to preserve strategic flexibility. Any future use of the shelf would be subject to applicable regulatory requirements and prevailing market conditions at the time of issuance.

Outlook

BTQ enters the second half of 2026 increasingly focused on commercial execution across its Building Trusted Quantum strategy.

Across Quantum Accelerated Networks, the Company intends to expand MIMIQ™ distribution and enterprise adoption, advance international market development, grow its active commercial pipeline, and connect its Digital Twin technology with real neutral-atom quantum hardware.

Across Blockchain Networks, BTQ intends to convert QSSN proof-of-concept engagements into production deployments, broaden its Korean banking and fintech pipeline, expand internationally, and develop recurring validator and transaction-based revenue opportunities.

Bitcoin Quantum is focused on completing external security validation, launching the network, establishing institutional custody and market-making infrastructure, and building liquidity and ecosystem infrastructure around the protocol.

Across Silicon Networks, BTQ continues progressing QCIM toward productization, silicon validation, integration, and future commercial deployment.

More broadly, BTQ believes these initiatives position the Company at the intersection of two major technology transitions: securing existing infrastructure against emerging quantum risks and building the architecture required to make future quantum systems trustworthy.

BTQ calls this strategy Building Trusted Quantum.

By establishing trust at the silicon layer, extending that trust across blockchain and digital financial networks, and carrying it forward into quantum-accelerated infrastructure, BTQ is seeking to build an integrated platform for the quantum era.

BTQ Technologies to Host Live Webinar on Q2 2026 Financial Results and General Corporate Update

The Company is also pleased to announce that it will hold a shareholder call on Friday, August 14, 2026, at 12:00 p.m. EST to discuss its Q2 2026 financial results and provide a general corporate update.

IMPORTANT – To register for the webcast, see below:

When: August 14, 2026

Time: 12:00 PM Eastern Time

Topic: BTQ Technologies Shareholder Call to Discuss Q2 2026 Financial Results and General Corporate Update

Register in advance for this webinar:

https://us05web.zoom.us/webinar/register/WN_AxRgJ9UVR4O5W2jKBvlK4w

After registering, you will receive a confirmation email containing information about joining the webinar.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

About QPerfect
QPerfect, a wholly owned subsidiary of BTQ Technologies, is a French quantum computing company based in Strasbourg, led by a team of scientists and engineers recognized for their pioneering work in neutral atom physics, quantum optics, and quantum software engineering, and specializing in quantum computing and quantum design automation. Founded in 2023, the deeptech company has received the i-Lab Grand Prix and provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers.

At the core of QPerfect's innovation is the Quantum Logic Unit (QLU), a multi-layered framework designed to accelerate quantum development. Its flagship product, MIMIQ™, forms the first layer of the QLU™ and offers a cutting-edge platform that executes quantum algorithms with unmatched speed, accuracy, and flexibility -- which the Company believes surpasses existing simulators and current quantum computers. For more information, please visit https://qperfect.io

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to: the development, commercialization, and adoption of the Company's products and technologies and the revenue opportunities thereof; international expansion initiatives; anticipated market opportunities in post-quantum cryptography, digital assets, quantum computing, blockchain infrastructure and quantum security technologies;  the business plans of the Company, including with respect to its research partnerships, and the implementation thereof. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about: the development, commercialization and adoption of the Company's technologies; strategic partners; continued demand for quantum-secure products and technologies; the integration of QPerfect; general business and economic conditions; the development of post-quantum algorithms and quantum vulnerabilities; and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks relating to the completion of the proposed acquisition of QPerfect and the integration thereof; risks that QCIM, QSSN, Bitcoin Quantum, or other products may not achieve commercialization on the timelines anticipated or at all; risks that pilot programs and early-stage commercial deployments may not convert to revenue-generating contracts; risks relating to competition in the post-quantum cryptography and quantum computing industries; risks relating to the Company's dependence on key partnerships in South Korea and other jurisdictions; risks relating to changes in regulatory frameworks for digital assets, stablecoins, and post-quantum cryptographic standards; risks that the Bitcoin Quantum mainnet launch may not occur on the anticipated timeline or achieve the expected network adoption; and other risk factors as detailed from time to time in the Company's public disclosure documents filed on SEDAR+ and EDGAR. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com

CO: BTQ Technologies Corp.

CNW 07:30e 14-AUG-26